PRESS RELEASE                              FOR IMMEDIATE RELEASE

For further information, please contact:

Jilin Chemical Industrial
  Company Limited                         Tel: (86) 432-390 3651
Mr. Li Chunqing                           Fax: (86) 432-302 8126
                                          E-mail: jcic@jcic.com.cn

Fortune China Public Relations Ltd.       Tel: (852) 2838 1162
Ms. Gladys Lee                            Fax: (852) 2834 5109
                                          E-mail: gladys.lee@fortunechina.com.hk


                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                                 PROFIT ESTIMATE

(Jilin City/Hong Kong, 12 October, 2004)-----The Board of Directors of the Jilin Chemical Industrial Company Limited (the "Company") (HKSE: 368, NYSE: JCC) announces that the Company disclosed in its interim report for the six months ended 30 June 2004 that its net profit for the period from January to September 2004 increased by 200% - 250%, as compared with the corresponding period last year. However, due to the recent increases in international crude oil prices which have resulted in corresponding increase in the price and sales volume of petrochemical products and synthetic rubber products, the net profit of the Company as shown in its financial statement for the period ended 30 September 2004 exceeded the above forecast. Based on the preliminary financial figures of the Company, the net profit of the Company for the nine months ended 30 September 2004 is expected to increase by 400% to 450%, as compared with the corresponding period last year (earnings per share was RMB0.10). The results of the Company for the nine months ended 30 September will be disclosed in the third quarterly report of the Company to be published on 27 October 2004.

                                      * * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government's macro-economic control measures to curb over-heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company's raw materials, particularly crude oil, will continue to increase but that the Company may not be able to raise its prices accordingly which would adversely affect the Company's profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company's products may cause the Company to either over-invest or under-invest in production capacity in its major production categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company's shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company's existing and potential markets; and other risks outlined in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

                                     - End -




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